UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

SIGNET JEWELERS LIMITED
(Name of Issuer)

Common Stock, par value $0.18 per share
(Title of Class of Securities)

      G81276100
(CUSIP Number)

Keith Meister Patrick J. Dooley, Esq. Corvex Management LP 712 Fifth Avenue, 23rd Floor New York, New York 10019 (212) 474-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             January 14, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. G81276100	Page 2 of 7 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		6,259,323
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,259,323
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,259,323

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.80%

14           Type of Reporting Person (See Instructions)

PN; IA

CUSIP No. G81276100	Page 3 of 7 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		6,259,323
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,259,323
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,259,323

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.80%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. G81276100	Page 4 of 7 Pages

Item 1.                  Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.18 per share (the “Shares”) of Signet Jewelers Limited, a Bermuda company (the “Issuer”).  The address of the Issuer’s principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11 Bermuda.

Item 2.                  Identity and Background.

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23 Floor, New York, NY 10019. A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.

During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Corvex Funds to purchase the 886,554 Shares reported herein and to acquire the call options and put options referenced in Item 6. The total purchase price for the Shares reported herein was $65,603,345 and the purchase price to acquire such call options and put options was $121,035,438.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. Certain of the Reporting Persons have had and may continue to have discussions with the Issuer’s management and members of the board of directors of the Issuer (the “Board”) to discuss the Issuer’s business and strategies.  The Reporting Persons have found their conversations to date with the Board and management to be constructive, and may seek to have additional conversations with the management, Board,

CUSIP No. G81276100	Page 5 of 7 Pages

stockholders of the Issuer, and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives including, but not limited to, leveraging the Issuer’s credit receivables, optimizing capital structure, accelerating M&A and/or return of capital to shareholders, utilizing the Issuer’s offshore corporate structure, and general corporate matters.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) Corvex may be deemed to be the beneficial owner of 886,554 Shares and 5,372,769 Shares underlying the call options referenced in Item 6, which collectively represent approximately 7.80% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of 6,259,323 Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 80,215,448 Shares outstanding as of November 20, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending November 2, 2013).

(c)           Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                              Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Corvex purchased in the over the counter market American-style call options referencing an aggregate of 3,692,100 Shares, which have an exercise price of $53.00 per Share and expire on November 28, 2014.

CUSIP No. G81276100	Page 6 of 7 Pages

Corvex purchased in the over the counter market American-style call options referencing an aggregate of 1,680,669 Shares, which have an exercise price of $51.00 per Share and expire on February 27, 2015.

Corvex sold in the over the counter market European-style put options referencing an aggregate of 3,692,100 Shares at an exercise price of $53.00 per Share, which expire on the earlier of November 28, 2014 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

Corvex sold in the over the counter market European-style put options referencing an aggregate of 1,680,669 Shares at an exercise price of $51.00 per Share, which expire on the earlier of February 27, 2015 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 1 - Agreement by and among Corvex and Keith Meister to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: January 24, 2014	KEITH MEISTER

By: /s/ Keith Meister

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Signet Jewelers Limited, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 24, 2014	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: January 24, 2014	KEITH MEISTER

By: /s/ Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 24, 2014.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION
Corvex - Purchase of Common Stock	1/23/2014	23,300	75.66
Corvex - Purchase of Call Options	12/10/2013	50,000(1)	23.15(2)
Corvex - Purchase of Call Options	12/11/2013	90,000(1)	22.44(2)
Corvex - Purchase of Call Options	12/12/2013	50,000(1)	22.25(2)
Corvex - Purchase of Call Options	12/13/2013	40,000(1)	22.44(2)
Corvex - Purchase of Call Options	12/16/2013	35,000(1)	23.15(2)
Corvex - Purchase of Call Options	12/17/2013	50,000(1)	22.75(2)
Corvex - Purchase of Call Options	12/18/2013	51,000(1)	23.38(2)
Corvex - Purchase of Call Options	12/19/2013	34,000(1)	23.40(2)
Corvex - Purchase of Call Options	12/20/2013	65,000(1)	23.95(2)
Corvex - Purchase of Call Options	12/23/2013	40,000(1)	24.68(2)
Corvex - Purchase of Call Options	12/24/2013	20,000(1)	25.08(2)
Corvex - Purchase of Call Options	12/26/2013	34,000(1)	25.38(2)
Corvex - Purchase of Call Options	12/27/2013	15,000(1)	25.15(2)
Corvex - Purchase of Call Options	12/30/2013	20,000(1)	25.49(2)
Corvex - Purchase of Call Options	12/31/2013	126,000(1)	25.56(2)
Corvex - Purchase of Call Options	1/2/2014	56,000(1)	25.70(2)
Corvex - Purchase of Call Options	1/3/2014	48,000(1)	25.76(2)
Corvex - Purchase of Call Options	1/6/2014	4,200(1)	25.98(2)
Corvex - Purchase of Call Options	1/7/2014	400(1)	26.00(2)
Corvex - Purchase of Call Options	1/9/2014	471,000(1)	21.36(2)
Corvex - Purchase of Call Options	1/10/2014	250,000(1)	18.97(2)
Corvex - Purchase of Call Options	1/13/2014	168,000(1)	17.29(2)
Corvex - Purchase of Call Options	1/14/2014	296,100(1)	18.85(2)
Corvex - Purchase of Call Options	1/15/2014	250,000(1)	19.94(2)
Corvex - Purchase of Call Options	1/16/2014	235,400(3)	21.78(4)
Corvex - Purchase of Call Options	1/17/2014	83,220(3)	24.05(4)
Corvex - Purchase of Call Options	1/21/2014	149,200(3)	24.19(4)
Corvex - Purchase of Call Options	1/22/2014	143,800(3)	24.67(4)
Corvex - Purchase of Call Options	1/23/2014	568,849(3)	24.63(4)
Corvex - Purchase of Call Options	1/24/2014	500,200(3)	23.82(4)
Corvex - Sale of Put Options	12/10/2013	50,000(5)	0.01(6)
Corvex - Sale of Put Options	12/11/2013	90,000(5)	0.01(6)
Corvex - Sale of Put Options	12/12/2013	50,000(5)	0.01(6)
Corvex - Sale of Put Options	12/13/2013	40,000(5)	0.01(6)
Corvex - Sale of Put Options	12/16/2013	35,000(5)	0.01(6)
Corvex - Sale of Put Options	12/17/2013	50,000(5)	0.01(6)
Corvex - Sale of Put Options	12/18/2013	51,000(5)	0.01(6)
Corvex - Sale of Put Options	12/19/2013	34,000(5)	0.01(6)

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION
Corvex - Sale of Put Options	12/20/2013	65,000(5)	0.01(6)
Corvex - Sale of Put Options	12/23/2013	40,000(5)	0.01(6)
Corvex - Sale of Put Options	12/24/2013	20,000(5)	0.01(6)
Corvex - Sale of Put Options	12/26/2013	34,000(5)	0.01(6)
Corvex - Sale of Put Options	12/27/2013	15,000(5)	0.01(6)
Corvex - Sale of Put Options	12/30/2013	20,000(5)	0.01(6)
Corvex - Sale of Put Options	12/31/2013	126,000(5)	0.01(6)
Corvex - Sale of Put Options	1/2/2014	56,000(5)	0.01(6)
Corvex - Sale of Put Options	1/3/2014	48,000(5)	0.01(6)
Corvex - Sale of Put Options	1/6/2014	4,200(5)	0.01(6)
Corvex - Sale of Put Options	1/7/2014	400(5)	0.01(6)
Corvex - Sale of Put Options	1/9/2014	471,000(5)	0.01(6)
Corvex - Sale of Put Options	1/10/2014	250,000(5)	0.01(6)
Corvex - Sale of Put Options	1/13/2014	168,000(5)	0.01(6)
Corvex - Sale of Put Options	1/14/2014	296,100(5)	0.01(6)
Corvex - Sale of Put Options	1/15/2014	250,000(5)	0.01(6)
Corvex - Sale of Put Options	1/16/2014	235,400(7)	0.01(8)
Corvex - Sale of Put Options	1/17/2014	83,220(7)	0.01(8)
Corvex - Sale of Put Options	1/21/2014	149,200(7)	0.01(8)
Corvex - Sale of Put Options	1/22/2014	143,800(7)	0.01(8)
Corvex - Sale of Put Options	1/23/2014	568,849(7)	0.01(8)
Corvex - Sale of Put Options	1/24/2014	500,200(7)	0.01(8)

_____________________
(1) Represents shares underlying American-style call options purchased in the over the counter market.  These call options expire on November 28, 2014.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share.  The per share exercise price of these call options is $53.00.  This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3) Represents shares underlying American-style call options purchased in the over the counter market.  These call options expire on February 27, 2015.

(4) This amount represents the cost of an applicable American-style call option to purchase one Share.  The per share exercise price of these call options is $51.00.  This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(5) Represents shares underlying European-style put options sold in the over the counter market.  These put options expire on the earlier of November 28, 2014 or the date on which the corresponding American-style call option described in footnote 1 is exercised.

(6) This amount represents the proceeds received from an applicable European-style put option to sell one Share.  The per share exercise price of these put options is $53.00.  The exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to the exercise of the options.

(7) Represents shares underlying European-style put options sold in the over the counter market.  These put options expire on the earlier of February 27, 2015 or the date on which the corresponding American-style call option described in footnote 3 is exercised.

(8) This amount represents the proceeds received from an applicable European-style put option to sell one Share.  The per share exercise price of these put options is $51.00.  The exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to the exercise of the options.